**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**June 15, 2026**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Destination XL Group, Inc.**

**File No. 5-38923 – CTR #11782**

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Zodiac Partners II, LLC and Camac Fund, LP (the "Filing Persons") submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from an Exhibit to a Schedule TO filed on May 12, 2026 relating to their offer to purchase all outstanding shares of common stock of Destination XL Group, Inc.

Based on representations by the Filing Persons that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public:

Exhibit (b)

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Tiffany Posil
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance